SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

Packeteer, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695210104

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,423,647

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,423,647

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,423,647

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,135,470

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,135,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,135,470

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,135,470

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,135,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,135,470

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the “Common Stock”), of Packeteer, Inc. (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of March 19, 2008 and amends and supplements the Schedule 13D originally filed on May 24, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$12,347,713
Elliott International Working Capital	$18,521,572
ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On March 20, 2008, Elliott QoS LLC (“EQL”), a wholly-owned subsidiary of Elliott, publicly announced that it is making a tender offer (the “Tender Offer”) to acquire all outstanding shares of Common Stock not owned by the Reporting Persons, for $5.50 per share, net to the seller in cash, without interest and less applicable withholding taxes, on the terms and subject to the conditions specified on the Schedule TO filed by Elliott with the United States Securities and Exchange Commission (“SEC”) on March 20, 2008 (“Schedule TO”), a copy of which is attached hereto as Exhibit C and which is incorporated herein by reference.

The Tender Offer is not subject to any financing conditions but is subject to customary conditions, including: (i) there being validly tendered and not withdrawn on or prior to the expiration of the Tender Offer, as it may be extended, a number of shares, which, together with the shares then owned by Elliott and its affiliated funds and subsidiaries (including EQL), represents at least a majority of the total number of shares outstanding on a fully diluted basis, (ii) the Issuer not having adopted, or if adopted having rendered inapplicable to the Tender Offer and the proposed related second-step merger, a stockholder rights plan or other similar mechanism that would have the effect of substantially impairing the bidders’ ability to acquire the issuer or otherwise substantially diminish the expected economic value to the bidders of acquiring the shares, in each case as determined in their reasonable discretion, and (iii) the bidders being satisfied, in their reasonable discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the proposed related second-step merger. EQL currently anticipates that the Tender Offer and withdrawal rights will expire on April 16, 2008, unless terminated or extended as provided in the Schedule TO. Shareholders of the Issuer would have customary withdrawal rights.

If EQL consummates the Tender Offer, the Reporting Persons currently intend to cause a long-form merger involving the Issuer to become effective after the affirmative vote of the holders of a majority of the outstanding shares of Common Stock; provided that if the Reporting Persons own 90% or more of the outstanding shares through a single corporation, that corporation will be able to approve a merger without a shareholder vote. The Reporting Persons intend to offer in any merger the same $5.50 in cash that it is offering in the Tender Offer. It is the Reporting Persons’ present intention that, following a merger, the Issuer would not remain a public company.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott owns 1,423,647 shares of Common Stock, constituting 3.9% of all of the outstanding shares of Common Stock. Elliott owns its 1,423,647 shares of Common Stock through its wholly owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

Elliott International and EICA beneficially own an aggregate of 2,135,470 shares of Common Stock, constituting 5.9% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 3,559,117 shares of Common Stock constituting 9.8% of all of the outstanding shares of Common Stock.

(b)        Elliott has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D (previously filed) and is expressly incorporated by reference herein.

(c)	There were no transactions effected by the Reporting Persons during the past sixty (60) days.

(d)        No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangement, understandings or relationships with respect to the securities of the Issuer other than the Tender Offer and Schedule TO discussed in Item 4.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated March 5, 2008 (previously filed)

Exhibit C – Schedule TO filed by Elliott QoS LLC on March 20, 2008 with the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	March 25, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT C

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PACKETEER, INC.

(Name of Subject Company)

ELLIOTT QOS LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

695210104

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212) 506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Steven J. Williams

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$189,202,827	$7,435.67

*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 32,906,014 shares of common stock of Packeteer, Inc. (“Packeteer”) outstanding as of February 27, 2008 (which amount includes all 36,465,131 outstanding shares of common stock of Packeteer other than the 3,559,117 shares of common stock beneficially owned by Elliott Associates, L.P. and its affiliated funds), stock options outstanding as of December 31, 2007 with respect to 888,000 shares of common stock of Packeteer (which amount includes stock options with exercise prices less than the per share offer price), all restricted stock units outstanding as of December 31, 2007 with respect to 529,000 shares of common stock of Packeteer and performance shares outstanding as of December 31, 2007 with respect to 77,500 shares of common stock of Packeteer (which amount assumes a change of control prior to February 28, 2009). The number of outstanding shares, stock options, restricted stock units and performance shares is contained in Packeteer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Elliott QoS LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Packeteer, Inc., a Delaware corporation, at $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated March 20, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement dated March 20, 2008.

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated March 20, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2008

ELLIOTT QOS LLC

By: /s/ Elliot Greenberg
Name: Elliot Greenberg, Title: Vice President

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Name: Elliot Greenberg, Title: Vice President

[Signature Page to Schedule TO]

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated March 20, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement dated March 20, 2008.

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated March 20, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Exhibit(a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Packeteer, Inc.

at

$5.50 Net Per Share

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 16, 2008, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION OF THE OFFER, AS IT MAY BE EXTENDED, A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE “SHARES”), OF PACKETEER, INC. (THE “COMPANY”), WHICH, TOGETHER WITH THE SHARES THEN OWNED BY ELLIOTT ASSOCIATES, L.P. (“ELLIOTT ASSOCIATES”) AND ITS AFFILIATED FUNDS AND SUBSIDIARIES (INCLUDING ELLIOTT QOS LLC (THE “PURCHASER”)), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS (TAKING INTO ACCOUNT, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE CONVERSION OR EXERCISE OF ANY OPTIONS, WARRANTS, CONVERTIBLE SECURITIES OR RIGHTS, REGARDLESS OF THE CONVERSION OR EXERCISE PRICE, THE VESTING SCHEDULE OR OTHER TERMS AND CONDITIONS THEREOF), (II) THE COMPANY NOT HAVING ADOPTED, OR IF ADOPTED HAVING RENDERED INAPPLICABLE TO THE OFFER AND THE PROPOSED SECOND-STEP MERGER, A STOCKHOLDER RIGHTS PLAN OR OTHER SIMILAR MECHANISM THAT WOULD HAVE THE EFFECT OF SUBSTANTIALLY IMPAIRING THE PURCHASER’S ABILITY TO ACQUIRE THE COMPANY OR OTHERWISE SUBSTANTIALLY DIMINISH THE EXPECTED ECONOMIC VALUE TO THE PURCHASER OF ACQUIRING THE SHARES, IN EACH CASE AS DETERMINED IN THE PURCHASER’S REASONABLE DISCRETION, AND (III) THE PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW IS INAPPLICABLE TO THE MERGER OF THE COMPANY AND THE PURCHASER (OR ONE OF ITS AFFILIATES) AS DESCRIBED HEREIN (THE “MERGER”). THE OFFER IS NOT CONDITIONED UPON ANY FINANCING ARRANGEMENTS OR SUBJECT TO A FINANCING CONDITION. OTHER CONDITIONS TO THE OFFER ARE DESCRIBED IN “THE OFFER — SECTION 14 — CONDITIONS OF THE OFFER”.

ELLIOTT ASSOCIATES AND THE PURCHASER ARE SEEKING TO NEGOTIATE A BUSINESS COMBINATION WITH THE COMPANY. SUBJECT TO APPLICABLE LAW, THE PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE OFFER PRICE AND THE CONSIDERATION TO BE OFFERED IN THE PROPOSED MERGER) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO THE CONSIDERATION NEGOTIATED BY ELLIOTT ASSOCIATES, THE PURCHASER AND THE COMPANY.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

March 20, 2008

IMPORTANT

If you desire to tender all or any portion of Shares in the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Wells Fargo Bank, N.A., the Depositary for the Offer. These materials must reach Wells Fargo Bank, N.A. on or prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer — Section 3 — Procedure for Tendering Shares”.

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary on or prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free from the U.S. and Canada) for assistance. See “The Offer — Section 3 — Procedure for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee.

TABLE OF CONTENTS

Title	Page
SUMMARY TERM SHEET	1

INTRODUCTION	6

THE OFFER	8

1. Terms of the Offer	8

2. Acceptance for Payment and Payment.	9

3. Procedure for Tendering Shares.	10

4. Withdrawal Rights.	12

5. Certain U.S. Federal Income Tax Considerations.	13

6. Price Range of Shares; Dividends.	14

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing; Registration under the Exchange Act; Margin Regulations.	14

8. Certain Information Concerning the Company.	15

9. Certain Information Concerning the Purchaser and Elliott Associates.	16

10. Source and Amount of Funds.	17

11. Background of the Offer.	17

12. Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights.	20

13. Dividends and Distributions.	22

14. Conditions of the Offer.	23

15. Certain Legal Matters; Regulatory Approvals.	26

16. Fees and Expenses.	29

17. Miscellaneous.	29

SCHEDULE I EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF THE PURCHASER AND ELLIOTT ASSOCIATES	I-1

SUMMARY TERM SHEET

Elliott QoS LLC, a subsidiary of Elliott Associates, L.P., is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Packeteer, Inc. for $5.50 net per share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet.

Who is offering to buy my securities?

Our name is Elliott QoS LLC. We are a Delaware limited liability company formed for the purpose of making this tender offer for all of the common stock of Packeteer, Inc. We are wholly owned by Elliott Associates, L.P., a Delaware limited partnership. See “The Offer — Section 9 — Certain Information Concerning the Purchaser and Elliott Associates”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of Packeteer, Inc. See “Introduction”.

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay $5.50 per share, net to seller in cash, without interest, without brokerage fees or commissions or, except in certain circumstances, stock transfer taxes and less applicable withholding taxes. If you are the record holder of your shares ( i.e. , a stock certificate has been issued to you) and you directly tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction”.

Do you have the financial resources to pay for the shares?

Yes. Based upon Packeteer, Inc.’s filings with the Securities and Exchange Commission, we estimate that we will need approximately $190 million to acquire Packeteer, Inc. pursuant to the Offer and the Merger and to pay the related fees and expenses. Elliott Associates, L.P. expects to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from the working capital of Elliott Associates, L.P. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. See “The Offer — Section 10 — Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender in the Offer?

No. Since the purchase price is payable in cash, is not conditioned upon any financing arrangements and will be obtained from the working capital of Elliott Associates, L.P., we do not think our financial condition is material to your decision whether to tender in the Offer. See “The Offer — Section 9 — Certain Information Concerning the Purchaser and Elliott Associates”.

Have you held discussions with Packeteer, Inc.?

We have tried repeatedly to discuss with Packeteer, Inc. the commencement of a sale process. On March 5, 2008, Elliott Associates, L.P. and Elliott International, L.P. sent a letter to Packeteer, Inc., in which they publicly announced their offer to acquire Packeteer, Inc. Thereafter, we tried to discuss with Packeteer, Inc. a potential acquisition by us, but they have not been willing to engage in discussions with us in a manner that would not preclude an unsolicited tender offer by us. See “The Offer — Section 11 — Background of the Offer”.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 11:59 P.M., New York City time, on Wednesday, April 16, 2008. We currently expect that the Offer will be extended until the conditions to the Offer, which are described below, are satisfied. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 A.M., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1 — Terms of the Offer”.

We may elect to provide a “subsequent offering period”. A subsequent offering period, if one is included, will be an additional period of time, beginning after we have purchased shares tendered during the Offer, during which stockholders may tender, but not withdraw, their shares and receive the Offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1 — Terms of the Offer”.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn on or prior to the expiration of the Offer, as it may be extended, a number of shares, which, together with the shares then owned by Elliott Associates, L.P. and its affiliated funds and subsidiaries (including us), represents at least a majority of the total number of shares outstanding on a fully diluted basis (taking into account, without limitation, all shares issuable upon the conversion or exercise of any options, warrants, convertible securities or rights, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), (ii) Packeteer, Inc. not having adopted, or if adopted having rendered inapplicable to the Offer and the proposed second-step merger, a stockholder rights plan or other similar mechanism that would have the effect of substantially impairing our ability to acquire Packeteer, Inc. or otherwise substantially diminish the expected economic value to us of acquiring the shares, in each case as determined in our reasonable discretion, and (iii) our being satisfied, in our reasonable discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the Merger. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in “The Offer — Section 14 — Conditions of the Offer”.

Can the Offer be extended and under what circumstances?

We may, in our sole discretion extend the Offer at any time or from time to time. We might extend, for instance, if any of the conditions specified in “The Offer — Section 14 — Conditions of the Offer” below are not satisfied prior to the expiration of the Offer.

In addition, after the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived but not all of Packeteer, Inc.’s common stock has been tendered, we may, but are not obligated to, give stockholders a further opportunity to tender at the same price in one or more subsequent offering periods. See “The Offer — Section 1 — Terms of the Offer”.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Wells Fargo Bank, N.A., the Depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1 — Terms of the Offer”.

How do I tender my shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Wells Fargo Bank, N.A., the Depositary for the Offer. These materials must reach Wells Fargo Bank, N.A. on or prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer — Section 3 — Procedure for Tendering Shares”.

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary on or prior to the expiration of the Offer, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free from the U.S. and Canada) for assistance. See “The Offer — Section 3 — Procedure for Tendering Shares” for further details.

•

If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered. See “The Offer — Section 3 — Procedure for Tendering Shares”.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the Offer at any time prior to the expiration of the Offer. Shares may also be withdrawn after May 18, 2008 unless theretofore accepted for payment as provided herein. Once we accept shares for payment, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during any subsequent offering period. See “The Offer — Section 4 — Withdrawal Rights”.

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, which includes all required information, to Wells Fargo Bank, N.A., the Depositary for the Offer, while you have the right to withdraw the shares. See “The Offer — Section 4 — Withdrawal Rights”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the Offer, we will pay for all shares validly tendered that have not been withdrawn promptly after the later of the expiration of the Offer and the satisfaction or waiver of the conditions to the Offer that are dependent upon the receipt of government approvals. We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of government approvals. See “The Offer — Section 2 — Acceptance for Payment and Payment”.

We will pay for your shares by depositing the purchase price with Wells Fargo Bank, N.A., the Depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Wells Fargo Bank, N.A. of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See “The Offer — Section 2— Acceptance for Payment and Payment”.

Will the Offer be followed by the Merger if all the shares are not tendered in the Offer?

If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis, we intend to seek to effect the Merger with Packeteer, Inc. If the Merger takes place, Elliott Associates, L.P. and its affiliated funds will own all of the shares of Packeteer, Inc. and all remaining stockholders (other than us, Elliott Associates, L.P. and its affiliated funds and stockholders properly exercising their appraisal rights) will receive the price per share paid in the Offer. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

If a majority of the shares are tendered and accepted for payment, will Packeteer, Inc. continue as a public company?

If the Merger takes place, Packeteer, Inc. will no longer be publicly owned. Even if the Merger does not take place, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded on the NASDAQ Global Select Market, there may not be a public trading market for the shares, and Packeteer, Inc. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing; Registration under the Exchange Act; Margin Regulations”.

If I decide not to tender, how will the Offer affect my shares?

If the Offer is successful, we intend to seek to effect the Merger, pursuant to which all outstanding shares of Packeteer, Inc.’s common stock will be exchanged for an amount in cash per share equal to the price per share paid in the Offer. If the proposed second-step Merger takes place, stockholders who do not tender in the Offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per share that they would have received had they tendered their shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than us. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. Also, as described above, Packeteer, Inc. may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing; Registration under the Exchange Act; Margin Regulations”.

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available in connection with the Offer. However, if the proposed second-step Merger takes place, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the Merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect such holder’s right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights under Delaware law. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

What is the market value of my shares as of a recent date?

On March 4, 2008, the last full trading day before the public disclosure of the proposal of Elliott Associates, L.P. and Elliott International, L.P. to acquire Packeteer, Inc., the last reported sales price of Packeteer, Inc.’s common stock reported on the NASDAQ Global Select Market was $3.86 per share. On March 19, 2008, the last full trading day before the date of this Offer to Purchase, the last reported sales price of Packeteer, Inc.’s common stock reported on the NASDAQ Global Select Market was $5.19 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender. See “The Offer — Section 6 — Price Range of Shares; Dividends”.

What are the U.S. federal income tax consequences of participating in the Offer?

In general, your sale of shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations”.

Who can I talk to if I have questions about the Offer?

You can call Innisfree M&A Incorporated, the Information Agent for the Offer, at (888) 750-5834 (toll-free from the U.S. and Canada) or (412) 232-3651 (from outside the U.S. and Canada). See the back cover of this Offer to Purchase.

INTRODUCTION

To the Stockholders of Packeteer, Inc:

We, Elliott QoS LLC (the “Purchaser”), a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), are offering to purchase all outstanding shares of common stock (the “Shares”), par value $0.001 per share, of Packeteer, Inc., a Delaware corporation (the “Company”), for $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to Wells Fargo Bank, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Section 16 — Fees and Expenses”.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined below), a number of Shares, which, together with the Shares then owned by Elliott Associates and its affiliated funds and subsidiaries (including us), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (taking into account, without limitation, all Shares issuable upon the conversion or exercise of any options, warrants, convertible securities or rights, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Tender Condition”), (ii) the Company not having adopted, or if adopted having rendered inapplicable to the Offer and the proposed second-step merger, a stockholder rights plan or other similar mechanism that would have the effect of substantially impairing our ability to acquire the Company or otherwise substantially diminish the expected economic value to us of acquiring the Shares, in each case as determined in our reasonable discretion (the “Rights Condition”), and (iii) our being satisfied, in our reasonable discretion, that Section 203 of the Delaware General Corporation Law (the “Delaware Law”) is inapplicable to the proposed merger (the “Merger”) of the Company and us (or one of our affiliates) as described herein (the “Section 203 Condition”). The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in “The Offer — Section 14 — Conditions of the Offer”.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Company 10-K”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 4, 2008, as of February 27, 2008 there were outstanding approximately 36,465,131 Shares, and as of December 31, 2007 there were outstanding no shares of preferred stock, stock options to purchase approximately 6,540,000 Shares, restricted stock units representing approximately 529,000 Shares, performance shares representing approximately 388,000 Shares and warrants representing approximately 45,000 Shares. Based upon the foregoing, there were approximately 43,967,131 Shares outstanding on a fully diluted basis (the “Fully Diluted Shares”). Elliott Associates and its affiliated funds beneficially own 3,559,117 Shares representing 8.1% of the Fully Diluted Shares. Accordingly, we believe that the Minimum Tender Condition would be satisfied if approximately 18,424,450 Shares are validly tendered pursuant to the Offer and not withdrawn.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. We currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Board of Directors of the Company (the “Company Board”) and to seek to have the Company consummate the Merger. Under Delaware Law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we would be able to approve the Merger or other business combination without a vote of the Company Board or other stockholders.

If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger or other business combination by the Company’s stockholders. Approval of the Merger or other business combination requires the affirmative vote of holders of a majority of the outstanding Shares. Pursuant to such Merger or other business combination, outstanding Shares not owned by Elliott Associates or any of its affiliated funds or subsidiaries (including us) would be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer.

Elliott Associates and the Purchaser are seeking to negotiate a business combination with the Company. Subject to applicable law, the Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Elliott Associates, the Purchaser and the Company.

The Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition by the Purchaser of the entire equity interest in the Company.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, the Company’s stockholders. Any such solicitation will be made only pursuant to a separate proxy solicitation and/or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn on or prior to the Expiration Date. “Expiration Date “means 11:59 P.M., New York City time, on Wednesday, April 16, 2008, unless extended, in which event “Expiration Date “means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “Section 14 — Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Tender Condition, the Rights Condition and the Section 203 Condition. If any condition is not satisfied, we may (i) terminate the Offer, and therefore not accept for payment or pay for any Shares, and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “Section 4 — Withdrawal Rights”, retain all such Shares until the expiration of the Offer as so extended, (iii) waive all conditions to the Offer that remain unsatisfied and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered and not withdrawn on or prior to the Expiration Date, or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, the Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such Shares.

Subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), the Purchaser expressly reserves the right to (i) terminate or amend the Offer if any of the conditions set forth in “Section 14 — Conditions of the Offer” has not been satisfied or (ii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof. Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day “means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, subject to the withdrawal rights described in

“Section 4 — Withdrawal Rights”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, but are not obligated to, include a subsequent offering period to permit additional tenders of Shares (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the Exchange Act, we may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or prior to the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period, provided that the Subsequent Offering Period (including extensions) is no more than 20 business days. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is included.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

We are making a request to the Company for its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon our receipt of such lists from the Company, we will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions of the Offer set forth in “Section 14 — Conditions of the Offer” that are dependent upon the receipt of governmental or regulatory approvals. If we decide to provide a Subsequent Offering Period, we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see “Section 15 — Certain Legal Matters; Regulatory Approvals”.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3 — Procedure for Tendering Shares”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to tender Shares in the Offer, either (i) the Depositary must receive on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (b) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. “Agent’s Message “means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary on or prior to the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) on or prior to the Expiration Date; and

•

the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish that you are exempt from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, Elliott Associates, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights.

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after May 18, 2008.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered at any time before the Expiration Date (or during the Subsequent Offering Period, if any) by again following any of the procedures described in “Section 3 — Procedure for Tendering Shares”.

If we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, Elliott Associates, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Considerations.

The following discussion summarizes certain U.S. federal income tax consequences to U.S. holders who exchange Shares pursuant to the Offer or during a Subsequent Offering Period, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer or during a Subsequent Offering Period, including the effects of applicable state, local and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options, you are not a citizen or resident of the United States or you are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”).

Your exchange of Shares pursuant to the Offer or during a Subsequent Offering Period will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you exchange Shares pursuant to the Offer or during a Subsequent Offering Period, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of any backup withholding tax). Gain or loss will be determined separately for each block of Shares ( i.e. , Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or during a Subsequent Offering Period. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at a maximum tax rate of 15%. The deduction of capital losses is subject to limitations.

A stockholder whose shares are exchanged in the Offer or during a Subsequent Offering may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding”.

6. Price Range of Shares; Dividends.

The Shares are listed and principally traded on the NASDAQ Global Select Market under the symbol “PKTR”. The following table sets forth for the periods indicated the high and low sales prices per Share on the NASDAQ Global Select Market as reported in published financial sources:

	High	Low
2006
First Quarter	$13.80	$8.01
Second Quarter	14.18	10.15
Third Quarter	11.81	7.91
Fourth Quarter	13.85	8.55
2007
First Quarter	13.78	11.65
Second Quarter	12.57	7.81
Third Quarter	8.42	6.59
Fourth Quarter	9.28	5.89
2008
First Quarter (through March 19, 2008)	6.22	3.81

According to the Company’s publicly available documents, the Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in the Company.

On March 4, 2008, the last full trading day before the public disclosure of the proposal of Elliott Associates and Elliott International, L.P. to acquire the Company, the last reported sales price of the Shares reported on the NASDAQ Global Select Market was $3.86 per share. On March 19, 2008, the last full trading day before the date of this Offer to Purchase, the last reported sales price of the Shares reported on the NASDAQ Global Select Market was $5.19 per share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Offer is consummated but the Merger does not take place, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

NASDAQ Global Select Market Listing. Depending upon the number of Shares purchased pursuant to the Offer (including any Subsequent Offering Period), the Shares may no longer meet the standards for continued listing on the NASDAQ Global Select Market. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on the NASDAQ Global Select Market if, among other things, the number of publicly held Shares was less than 750,000, the aggregate market value of the publicly held Shares was less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer (including any Subsequent Offering Period), the Shares no longer meet these criteria, the listing of Shares on the NASDAQ Global Select Market would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on the NASDAQ Global Select Market, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer (including any Subsequent Offering Period) may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on the NASDAQ Global Select Market. If the purchase of the Shares pursuant to the Offer (including any Subsequent Offering Period) results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ Global Select Market will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase has been taken from, or is based upon, publicly available information and is qualified in its entirety by reference thereto. Although neither Elliott Associates nor the Purchaser has any information that would indicate that any information contained in this Offer to Purchase concerning the Company is inaccurate or incomplete, Elliott Associates and the Purchaser are not responsible for the accuracy or completeness of such publicly available information.

According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Company 10-K”), the Company was incorporated in the State of Delaware on January 25, 1996. The principal executive offices of the Company are located at 10201 North De Anza Blvd., Cupertino, California 95014 and its telephone number is (408) 873-4400. According to the Company 10-K, the Company provides WAN Application Delivery systems designed to deliver a comprehensive set of visibility, Quality of Service, or QoS, control, compression, application acceleration and branch office service capabilities to enterprise customers and service providers.

Additional Information. The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning the Purchaser and Elliott Associates.

We are a Delaware limited liability company formed on March 19, 2008, with principal executive offices at 712 Fifth Avenue, 36th Floor, New York, New York 10019. The telephone number of our principal executive offices is (212) 506-2999. To date, we have engaged in no activities other than those incidental to our formation and the commencement of the Offer. The Purchaser is a subsidiary of Elliott Associates.

All of the membership interests in the Purchaser are owned by Elliott Associates, a Delaware limited partnership, with principal executive offices at 712 Fifth Avenue, 36th Floor, New York, New York 10019. The telephone number of its principal executive offices is (212) 506-2999. The principal business of Elliott Associates is to purchase, sell, trade and invest in securities. Elliott Associates and its sister fund, Elliott International, L.P. (collectively, the “Elliott Funds”) have more than $10 billion of capital under management. Founded in 1977, the Elliott Funds are one of the oldest hedge funds under continuous management. The Elliott Funds’ investors include large institutions, high-net-worth individuals and families, and employees of the Elliott Funds. The name, business address, current principal occupation or employment, five-year employment history and citizenship of each executive officer and controlling person, as applicable, of Elliott Associates and the Purchaser and certain other information are set forth on Schedule I hereto.

Collectively, the Elliott Funds beneficially own 3,559,117 Shares constituting 9.8% of all of the outstanding Shares as of February 27, 2008, all of which were acquired in ordinary market transactions between April 10, 2007 and November 30, 2007.

Except as set forth above or elsewhere in this Offer to Purchase: (a) none of the Purchaser, Elliott Associates and, to the Purchaser’s and Elliott Associates’ knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Elliott Associates, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) none of Elliott Associates, the Purchaser and, to Elliott Associates’ and the Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (c) none of Elliott Associates, the Purchaser and, to Elliott Associates’ and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Elliott Associates, the Purchaser, their subsidiaries or, to Elliott Associates’ and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors, controlling persons or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Elliott Associates, the Purchaser, their subsidiaries or, to Elliott Associates’ and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Elliott Associates, the Purchaser and, to Elliott Associates’ and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Elliott Associates, the Purchaser and, to Elliott Associates’ and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Elliott Associates is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) Elliott Associates has, and will arrange for us to have, sufficient funds to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses.

10. Source and Amount of Funds.

According to the Company 10-K, as of February 27, 2008 there were outstanding approximately 36,465,131 Shares, and as of December 31, 2007 there were outstanding stock options to purchase approximately 6,540,000 Shares, restricted stock units representing approximately 529,000 Shares, performance shares representing approximately 388,000 Shares and warrants representing approximately 45,000 Shares. Of the total number of outstanding stock options, as of December 31, 2007, only 888,000 stock options have exercise prices less than the price per Share paid pursuant to the Offer (with a weighted average exercise price of $4.35 per share). The rest of the outstanding stock options and all the outstanding warrants have exercise prices in excess of the price per Share paid pursuant to the Offer. Additionally, if a change of control of the Company occurs prior to February 28, 2009, performance shares representing only 77,500 Shares would vest and the rest of the performance shares outstanding as of December 31, 2007 would be forfeited. Therefore, we have assumed the purchase of 32,906,014 Shares outstanding as of February 27, 2008 (which amount includes all 36,465,131 Shares other than the 3,559,117 Shares beneficially owned by the Elliott Funds), stock options outstanding as of December 31, 2007 with respect to 888,000 Shares, all restricted stock units outstanding as of December 31, 2007 with respect to 529,000 Shares and performance shares outstanding as of December 31, 2008 with respect to 77,500 Shares. Based upon the foregoing, we will need approximately $190 million to acquire the Company pursuant to the Offer and the Merger and to pay related fees and expenses. Elliott Associates expects to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses. It is anticipated that all of such funds will be obtained from Elliott Associates’ working capital or from alternative sources of debt or equity financing. While we have had discussions with third parties concerning such alternative financing, we have not entered into any agreement with respect to any such alternative financing.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11. Background of the Offer.

The Elliott Funds have been stockholders of the Company since April 2007 and, collectively, beneficially own 3,559,117 Shares constituting 9.8% of the outstanding Shares as of February 27, 2008.

From time to time since their initial investment in the Company, as part of the ordinary course monitoring of investments by the Elliott Funds, representatives of the Elliott Funds have communicated with management and directors of the Company on an informal basis to discuss the financial performance and prospects of the Company.

On May 18, 2007, Mr. Jesse A. Cohn of Elliott Associates sent a letter to the Company Board expressing the Elliott Funds’ belief that the Company Board should be directing its attention to a prompt sale of the Company. Mr. Cohn expressed to the Company Board the Elliott Funds’ belief that: (i) the Company had leading technology in one of the fastest growing segments of the networking market, but had proven unable to capitalize on such technology; (ii) the business segment in which the Company operated was becoming increasingly competitive; and (iii) the Company’s technology could prove valuable to a larger acquirer looking to enter the WAN optimization market or to supplement its current product offering.

On May 23, 2007, Mr. Cohn attended the 2007 Annual Meeting of the Company and briefly met with several current directors of the Company, Mr. Dave Côté, President, Chief Executive Officer and director of the Company and Mr. David C. Yntema, Chief Financial Officer of the Company. Thereafter, in a letter to the Company Board dated May 29, 2007, Mr. Cohn expressed the Elliott Funds’ view that the Company faced a challenging competitive position. Mr. Cohn concluded that the Company should be sold as soon as possible before further reduction in stockholder value.

On July 19, 2007, the Company announced its financial results for the second quarter of 2007, in which its revenues decreased as compared to both the previous quarter of 2007 and the second quarter of 2006.

On August 6, 2007, Mr. Cohn met with Mr. Yntema to discuss the financial performance of the Company.

On August 13, 2007, Mr. Cohn sent a letter to the Company Board on behalf of the Elliott Funds, highlighting the Company’s poor financial performance and again requesting that the Company Board start a sale process.

On October 1, 2007, Mr. Cohn met with Mr. Côté. On October 25, Mr. Cohn met again with Messrs. Côté and Yntema. At each meeting, Mr. Cohn reiterated the Elliott Funds’ request that the Company begin a sale process.

On October 29, 2007, Mr. Cohn sent another letter to the Company Board on behalf of the Elliott Funds. Mr. Cohn expressed to the Company Board the Elliott Funds’ view that the Company’s market capitalization was subscale relative to its competitors and reiterated their position that the Company be sold immediately.

On January 2, 2008, Mr. Cohn sent another letter to the Company Board on behalf of the Elliott Funds, indicating the Company’s loss in market capitalization and market share during 2007. Mr. Cohn again expressed to the Company Board the Elliott Funds’ view that the Company Board carry out a sale of the Company immediately.

On March 5, 2008, the Elliott Funds publicly announced their offer to acquire the Company for a price of $5.50 per share in cash. The text of the letter sent to the Company is reproduced below:

March 5, 2008

The Board of Directors

Packeteer, Inc.

10201 North De Anza Blvd.

Cupertino, CA 95014-2028

Dear Members of the Board of Directors:

We are once again writing to you, this time publicly, on behalf of Elliott Associates, L.P. and Elliott International, L.P. (“Elliott” or “we”), which collectively own 9.8% of the common stock of Packeteer, Inc. (the “Company” or “Packeteer”). As you know, over the past year, we have written you numerous letters, spoken with several of you many times and talked at length with management regarding our concerns about the Company.

Despite our efforts, we have never received an invitation to discuss our thoughts with the Board and, more importantly, the Board has never formally addressed our concerns, which we suspect are shared by most of your other shareholders.

We believe Packeteer’s poor performance — as reflected in the 37% decline of its stock price year-to-date and 67% decline over the past twelve months — is the result of weak execution in terms of selling and developing its industry-leading products.

Elliott is therefore prepared to offer to acquire the Company for a price of $5.50 per share in cash. This represents a 42% premium to yesterday’s closing share price and, given that over half of the Company’s market capitalization is reflected in its net cash position, is a 95% premium to Packeteer’s enterprise value (market value less cash). This is also a 19% premium to the trailing 30-day closing price (34% on an enterprise value basis).

Our offer is compelling. It provides shareholders immediate, quantifiable value, which we do not believe Packeteer could achieve in today’s challenging economic environment given its history of inconsistent execution. Furthermore, our offer provides certainty, as it would be subject only to customary closing conditions and would not be subject to any financing condition. Considering Packeteer’s underperformance in terms of stock price and execution in relation to its peers, we believe this is an extremely attractive alternative for shareholders.

It is our strong preference to work together immediately to negotiate a definitive merger agreement. From our perspective, the benefits to your employees and shareholders should provide a meaningful impetus for you to seriously investigate this opportunity. Nonetheless, if you choose not to engage with us, we are prepared to proceed promptly with an offer directly to your shareholders. We and our counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, are available immediately to discuss the terms of our proposal and to negotiate a definitive agreement with you. We hope to receive a favorable response from you promptly.

As one of your largest shareholders, we personally thank the employees of Packeteer for their hard work and look forward to working together to maximize the value of the Company’s technology in the near future.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction and there will be no legally binding contract or agreement between us unless and until a definitive agreement is executed.

We look forward to hearing from you.

Sincerely,

Jesse A. Cohn

On March 11, 2008, the Company’s counsel sent a letter to Mr. Cohn seeking responses to various questions regarding the offer to acquire the Company. The Elliott Funds’ counsel subsequently spoke to the Company’s counsel to discuss those questions.

On March 14, 2008, the Company’s counsel sent to the Elliott Funds’ counsel a proposed non-disclosure agreement to be entered into between the Company and the Elliott Funds. Following discussions among the Elliott Funds, the Company and their respective counsel, the Company was not willing to provide non-public information to us in a manner that would not preclude an unsolicited tender offer by us.

On March 18, 2008, Mr. Cohn spoke with Mr. Yntema. During this conversation, Mr. Yntema indicated that the Company was not currently prepared to engage in discussions with us regarding our offer to acquire the Company.

On March 19, 2008, Mr. Cohn spoke with Mr. Côté who affirmed that the Company was not currently prepared to engage in discussions with us. Mr. Cohn subsequently informed him that we intended to commence the Offer.

On March 20, 2008, we commenced the Offer.

12. Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights.

Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. We currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company Board and to request that some or all of the current members of the Company Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Company Board. In addition, we intend, as soon as practicable after consummation of the Offer, to seek to have the Company consummate the Merger. At the effective time of the Merger, the outstanding Shares not owned by Elliott Associates or its affiliated funds or subsidiaries (including us) would be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer.

In addition to the Offer, we will consider taking action in connection with the Company’s 2008 annual meeting. Such action may include the nomination of new directors to the Company Board and/or proposals to amend the Company’s bylaws. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders. See “Section 3 — Procedure for Tendering Shares — Appointment of Proxy”.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

Except as otherwise provided herein, it is expected that following consummation of the Offer, the business and operations of the Company will be continued substantially as they are conducted currently. We intend to conduct a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel after the consummation of the Offer and evaluate what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio of the Company. We have had discussions with various third parties concerning such parties’ potential interest in acquiring the Company or engaging in other strategic transactions involving the Company, but have not entered into any agreement with respect to any such transaction.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company Board or management, any material change in the Company’s capitalization or indebtedness or dividend policy or any other material change in the Company’s corporate structure or business.

Statutory Requirements; Approval of the Merger. Under Delaware Law and the Company’s Certificate of Incorporation, if the Section 203 Condition is satisfied, the Merger will generally require the approval of the Company Board and the holders of a majority of the outstanding Shares. If we acquire, pursuant to the Offer or otherwise, at least a majority of the outstanding Shares, we would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. In addition, under Delaware Law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we would be able to approve the Merger without a vote of the Company Board or other stockholders. If we acquire control of the Company, we currently intend that no dividends will be declared on Shares prior to the acquisition by us of the entire equity interest in the Company.

Section 203 could significantly delay our ability to acquire the entire equity interest in the Company. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2 / 3 % of the outstanding voting stock not owned by the interested stockholder.

The Offer is subject to satisfaction of the Section 203 Condition, which will be satisfied if, among other things, (i) prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board approves the Offer or the Merger or (ii) on or prior to the Expiration Date, there are validly tendered and not withdrawn a number of Shares which, together with the Shares then owned by us, would represent at least 85% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of the Company).

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to consummate the Merger. We believe we would be able to cause the consummation of the Merger if we own a majority of the outstanding Shares and (i) the Merger is approved by the Company Board and authorized at an annual or special meeting of stockholders of the Company, and not by written consent, by the affirmative vote of at least 66 2 / 3 % of the outstanding Shares not owned by us or our affiliates and associates; or (ii) the Merger occurs after the expiration of three years following the date we became an interested stockholder.

On the other hand, if we waive the Section 203 Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from consummating the Merger or other business combination with the Company, we may (i) determine not to seek to consummate the Merger or other business combination with the Company, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by the Company. We have not determined whether we would take any of the actions described above under such circumstances.

We are hereby requesting that the Company Board approve the Offer and take any other action necessary to render Section 203 inapplicable to the Merger. There can be no assurance that the Company Board will grant such approval or take such other action.

The exact timing and details of the Merger will necessarily depend upon a variety of factors, including the number of Shares we acquire pursuant to the Offer. Although we currently intend to propose the Merger generally on the terms described above, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions the Company may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of the Company or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. We reserve the right not to consummate the Merger, to propose such a transaction on terms other than those described above or to propose another business combination with the Company. Specifically, we reserve the right (i) to propose consideration in the Merger consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value more or less than the amount referred to above.

Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who demand appraisal of such holders’ Shares and who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures under Delaware Law. Each such dissenting holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with interest on such amount. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the surviving corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of Delaware Law fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in Delaware Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the merger agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in Delaware Law.

Failure to comply with the requirements of Section 262 of Delaware Law for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware Law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware Law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Delaware Law.

13. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to, and in accordance with, the terms in effect on the date of this Offer to Purchase of employee stock options, restricted stock units or performance shares outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “Section 14 — Conditions of the Offer”, we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate, including the number or type of securities to be purchased.

If, on or after the date of this Offer to Purchase, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to our name or our nominee or transferee on the Company’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to our rights under “Section 14 — Conditions of the Offer”, (i) the purchase price per Share payable by us pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) be exercised for our benefit at our direction, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as we determine in our sole discretion.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer)), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Rights Condition or the Section 203 Condition shall not have been satisfied, any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), or under any agreement with the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”), has not expired or been terminated early, or any required notification to a relevant competition authority under any applicable foreign antitrust or merger control statute or regulation has not been deemed by such authority to be complete, any post-notification waiting period required by such foreign statute or regulation has not expired or approval from the relevant competition authority as may be required by such foreign statute or regulation has not been obtained, prior to the Expiration Date, or if, at any time on or after the date of this Offer to Purchase, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions exist:

(i) there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of the Merger or other business combination involving the Company, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger or other business combination involving the Company, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or that of the Company or any of our or the Company’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or that of the Company or any of our or the Company’s respective subsidiaries or affiliates, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or the Merger or other business combination involving the Company or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates; or

(ii) any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for Shares, or the Merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions under the HSR Act or under any agreement with the Antitrust Division or with the FTC or under any applicable foreign antitrust or merger control statutes or regulations (as in effect as of the date of this Offer to Purchase), that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above; or

(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in our reasonable judgment, is or may be materially adverse to the Company or any of its affiliates or result in a material deterioration in the Company’s current cash position, or we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates; or

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer or any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on March 18, 2008, (b) any such person or group which, on or prior to March 18, 2008, had filed such a Schedule with the SEC, has acquired or proposes to acquire beneficial ownership of additional shares constituting 1% or more of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares constituting 1% or more of any class or series of capital stock of the Company (including the Shares), (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer, a merger, consolidation or other business combination, or an acquisition of material assets, in each case with or involving the Company (whether as acquirer, seller or otherwise) or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company; or

(vi) the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to, and in accordance with, the terms in effect on the date of this Offer to Purchase, of employee stock options, restricted stock units or performance shares outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (f) altered or proposed to alter any material term of any outstanding security or issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of the Merger or other business combination involving the Company, (j) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced or (k) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed; or

(vii) we become aware (a) that any material contractual right of the Company or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of the Merger or other business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or subsidiaries or the value of the Shares to us or any of our affiliates or subsidiaries (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of the Merger or other business combination involving the Company); or

(viii) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the matters described or referred to in “Section 15 — Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to the Purchaser; or

(ix) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or we and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(x) the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in Elliott Associates’ or the Purchaser’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by the Elliott Funds or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Elliott Associates, the Purchaser and their affiliates and may be asserted by us or Elliott Associates in our reasonable discretion regardless of the circumstances (including any action or omission by Elliott Associates or us) giving rise to any such conditions or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time on or prior to the Expiration Date (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to expiration of the Offer). We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties.

15. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by the Company with the SEC, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 14 — Conditions of the Offer”.

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America , the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp. , a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds , a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth , that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official, the Company or third party seeks to apply any other state takeover law (other than Section 203 of Delaware Law) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 14 — Conditions of the Offer”.

U.S. Antitrust. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we plan to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC as promptly as possible after the date hereof. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York

City time, 15 calendar days following such filing, unless such 15th day is a Saturday, Sunday or other federal holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. We expect to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or consummation of the Merger or seeking divestiture of the Shares acquired in connection with the Offer or divestiture of substantial assets owned by us or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 14 — Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions.

Foreign Antitrust Approvals. Based upon our examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries conduct business in a number of foreign countries. The antitrust or merger control statutes or regulations of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such statutes or regulations and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. Transactions such as our acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust and competition authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained. See “Section 14 — Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to foreign antitrust approvals.

If our acquisition of Shares is delayed by (i) a request for additional information or documentary material by the Antitrust Division or the FTC pursuant to the HSR Act or (ii) a request for additional information or the failure to obtain an approval or exemption from any governmental authority in any foreign country where such approval is required under any foreign antitrust or competition law, the Purchaser may extend the Offer.

Other. Based upon our review of publicly available information concerning the Company, it appears that the Company and its subsidiaries conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer or the Merger, the foreign investment laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, or if any required approvals, waivers or consents are not obtained, or obtained subject to condition, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 14 — Conditions of the Offer”.

The Merger that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if the Merger were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16. Fees and Expenses.

We have retained Innisfree M&A Incorporated to act as the Information Agent and Wells Fargo Bank, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Elliott Associates not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8 — Certain Information Concerning the Company” with respect to information concerning the Company.

Elliott QoS LLC

Elliott Associates, L.P.

March 20, 2008

SCHEDULE I

EXECUTIVE OFFICERS AND CONTROLLING

PERSONS OF THE PURCHASER AND ELLIOTT ASSOCIATES

EXECUTIVE OFFICERS AND

CONTROLLING PERSONS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each executive officer of the Purchaser are set forth below. Unless otherwise specified and except for Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), whose business address is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street George Town, Cayman Islands, British West Indies, the business address of each entity and officer listed below is 712 Fifth Avenue, 36th Floor, New York, New York 10019, United States of America. All officers listed below are U.S. citizens.

NAME	CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Mr. Paul E. Singer

President since the Purchaser was formed. Mr. Singer has served as a general partner of Elliott Associates since 1977, as a general partner of Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), since September 19, 1986, as sole director and the president of Elliott International Capital Advisors Inc., a Delaware corporation (“EICA”), since 1994, as a managing member of Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), since 2004, as the director and President and Treasurer of Braxton Associates, Inc., a Delaware corporation (“Braxton”), since 1980 and as the director and President of Hambledon since 1994. The principal business of Elliott Associates is to purchase, sell, trade and invest in securities. The principal business of Capital Advisors is the furnishing of investment advisory services and serving as a managing member of Special GP. The principal business of EICA is serving as the investment manager for Elliott International, L.P. The principal business of Special GP is serving as a general partner of Elliott Associates. The principal business of Braxton is serving as a general partner of Capital Advisors. The principal business of Hambledon is serving as general partner of Elliott International, L.P.

Mr. Elliot Greenberg

Vice President and Secretary since the Purchaser was formed. Mr. Greenberg has served as Director of Operations of Elliott Management Corporation, a Delaware corporation, since January 23, 1984. The principal business of Elliott Management Corporation is providing financial services.

Mr. Keith Horn

Vice President since the Purchaser was formed. Mr. Horn has served as Executive Operating Officer of Elliott Management Corporation since August 29, 2003. From May, 1987 until June, 2003, Mr. Horn served as Managing Director of Merrill Lynch & Co., Inc., a Delaware corporation (“Merrill”). The principal business of Merrill is providing financial services and its business address is 4 World Financial Center, New York, NY 10080.

Mr. Joshua Nadell	Vice President and Treasurer since the Purchaser was formed. Mr. Nadell has served as Chief Financial Officer of Elliott Management Corporation since March 20, 1995.

The sole member of the Purchaser is Elliott Associates. The general partners of Elliott Associates and the persons controlling such general partners are as set forth below.

I-1

CONTROLLING PERSONS OF ELLIOTT ASSOCIATES, L.P.

The general partners of Elliott Associates are Paul E. Singer (“Singer”), Capital Advisors and Special GP. Unless otherwise specified, (i) the business address of each entity listed below is 712 Fifth Avenue, 36th Floor, New York, New York 10019, United States of America, (ii) the principal business of each entity listed below is set forth above in this Schedule I under the title “Executive Officers and Controlling Persons of the Purchaser” and (iii) all the individuals listed below are U.S. citizens.

Capital Advisors

The general partners of Capital Advisors are Singer, Braxton and Elliott Asset Management LLC, a Delaware limited liability company (“Asset Management”). Singer and Myron Kaplan are the directors of Braxton and Singer is the President and Treasurer of Braxton. The principal business of Asset Management is serving as a general partner of Capital Advisors. The sole managing member of Asset Management is Singer.

NAME	CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Mr. Myron Kaplan

Director of Braxton and Hambledon. Mr. Kaplan has served as a full-time partner at Kleinberg, Kaplan, Wolff & Cohen, P.C. (“Kleinberg”), a New York professional corporation, during the past five years (and prior thereto). The principal business of Kleinberg is providing legal services and its business address is 551 Fifth Avenue, New York, NY 10176.

Special GP

The managing members of Special GP are Singer, Braxton, Asset Management and Capital Advisors.

CONTROLLING PERSONS OF ELLIOTT INTERNATIONAL, L.P.

The sole general partner of Elliott International, L.P. is Hambledon. The business address and principal business of Hambledon is set forth above in this Schedule I under the title “Executive Officers and Controlling Persons of the Purchaser.” Singer, Myron Kaplan and David Bree are the directors of Hambledon and Singer is the President of Hambledon. Mr. Bree is a U.S. citizen.

NAME	CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Mr. David Bree

Director of Hambledon. Mr. Bree has served as Managing Director of dms Management Ltd., a Cayman Islands corporation, since 2002 and as a director of several investment companies. The principal business of dms Management Ltd. is serving the hedge fund industry and its business address is P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands.

BENEFICIAL OWNERSHIP OF SHARES

Elliott Associates beneficially owns 1,423,647 Shares, constituting 3.9% of all of the outstanding Shares as of February 27, 2008. Elliott Associates owns its 1,423,647 Shares through its wholly owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

Elliott International, L.P. and EICA beneficially own an aggregate of 2,135,470 Shares, constituting 5.9% of all of the outstanding Shares as of February 27, 2008.

Collectively, Elliott Associates, Elliott International, L.P. and EICA beneficially own 3,559,117 Shares constituting 9.8% of all of the outstanding Shares as of February 27, 2008.

I-2

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand Delivery:	By Overnight Courier:
Wells Fargo Bank, N.A. 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing	Wells Fargo Bank, N.A. 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing	Wells Fargo Bank, N.A. 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing

By Facsimile Transmission:

(For Eligible Institutions Only)

(612) 667-9825

To Confirm Facsimile Transmissions:

(866) 631-0175

(For Confirmation Only)

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Stockholders Call Toll Free: (888) 750-5834 (from the U.S. and Canada) or (412) 232-3651 (from outside the U.S. and Canada) Banks and Brokers Call Collect: (212) 750-5833

Exhibit(a)(1)(ii)

LETTER OF TRANSMITTAL

to Tender Shares of Common Stock

of

Packeteer, Inc.

Pursuant to the Offer to Purchase

dated March 20, 2008

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 16, 2008, UNLESS THE OFFER IS EXTENDED

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand Delivery:	By Overnight Courier:
Wells Fargo Bank, N.A. 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing	Wells Fargo Bank, N.A. 608 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing	Wells Fargo Bank, N.A. 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing

By Facsimile Transmission:

(For Eligible Institutions Only)

(612) 667-9825

To Confirm Facsimile Transmissions:

(866) 631-0175

(For Confirmation Only)

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

DESCRIPTION OF SHARES TENDERED
Name(s) & Address(es) of Registered Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on Share Certificate(s))	Shares Tendered (Attach additional signed list, if necessary)
	Certificate Number(s)*	Total Number of Shares Represented by Certificate(s)*	Number of Shares Tendered**

Total Shares

*       Need not be completed by stockholders tendering by book-entry transfer.

**     Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being tendered. See Instruction 4.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THE OFFER TO PURCHASE AND THIS LETTER OF TRANSMITTAL MAY BE MADE TO OR OBTAINED FROM THE INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH BELOW.

You must sign this Letter of Transmittal in the appropriate space provided below, with signature guarantee if required, and complete the substitute W-9 set forth below, if required.

The Offer (as defined below) is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares (as defined below) in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This Letter of Transmittal is to be used if certificates are to be forwarded herewith or, unless an Agent’s Message (as defined in the Offer to Purchase) is utilized, if delivery of Shares is to be made by book-entry transfer to the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase.

Holders of outstanding Shares, whose certificates for such Shares are not immediately available or who cannot deliver such certificates and all other required documents to the Depositary on or prior to the Expiration Date (as defined below) or who cannot complete the procedure for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary .

NOTE: SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ ACCOMPANYING INSTRUCTIONS CAREFULLY

☐	CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY’S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution

Account Number

Transaction Code Number

☐	CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Tendering Stockholder(s)

Date of Execution of Notice of Guaranteed Delivery , 2008

Name of Institution which Guaranteed Delivery

If delivery is by book-entry transfer:

Name of Tendering Institution

Account Number

Transaction Code Number

2

Ladies and Gentlemen:

The undersigned hereby tenders to Elliott QoS LLC, a Delaware limited liability company (the “Purchaser”) and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership, the above-described shares of common stock, par value $0.001 per share (the “Shares”), of Packeteer, Inc., a Delaware corporation (the “Company”), pursuant to the Purchaser’s offer to purchase all outstanding Shares at $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2008, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the “Offer”). The Offer expires at 11:59 p.m., New York City time, on Wednesday, April 16, 2008, unless extended by the Purchaser as described in the Offer to Purchase (as extended, the “Expiration Date”). The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

Upon the terms and subject to the conditions of the Offer and effective upon acceptance for payment of and payment for the Shares tendered herewith, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Purchaser all right, title and interest in and to all the Shares that are being tendered hereby (and any and all other Shares or other securities issued or issuable in respect thereof on or after March 20, 2008) and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and all such other Shares or securities), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver certificates for such Shares (and all such other Shares or securities), or transfer ownership of such Shares (and all such other Shares or securities) on the account books maintained by the Book-Entry Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchaser, (ii) present such Shares (and all such other Shares or securities) for transfer on the books of the Company and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and all such other Shares or securities), all in accordance with the terms of the Offer.

The undersigned hereby irrevocably appoints Elliot Greenberg and Josh Nadell in their respective capacities as officers of the Purchaser, the attorneys and proxies of the undersigned, each with full power of substitution, to exercise all voting and other rights of the undersigned in such manner as each such attorney and proxy or his substitute shall in his sole discretion deem proper, with respect to all of the Shares tendered hereby which have been accepted for payment by the Purchaser prior to the time of any vote or other action (and any and all other Shares or other securities issued or issuable in respect thereof on or after March 20, 2008), at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned meeting), by written consent or otherwise. This proxy is irrevocable and is granted in consideration of, and is effective upon, the acceptance for payment of such Shares by the Purchaser in accordance with the terms of the Offer. Such acceptance for payment shall revoke any other proxy or written consent granted by the undersigned at any time with respect to such Shares (and all such other Shares or securities), and no subsequent proxies will be given or written consents will be executed by the undersigned (and if given or executed, will not be deemed to be effective).

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered herein (and any and all other Shares or other securities issued or issuable in respect thereof on or after March 20, 2008) and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Purchaser to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby (and all such other Shares or securities).

3

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute an agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. Without limiting the foregoing, if the price to be paid in the Offer is amended, the price to be paid to the undersigned will be the amended price notwithstanding the fact that a different price is stated in this Letter of Transmittal.

Unless otherwise indicated under “Special Payment Instructions,” please issue the check for the purchase price of any Shares purchased, and return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the Book-Entry Transfer Facility). Similarly, unless otherwise indicated under “Special Delivery Instructions,” please mail the check for the purchase price of any Shares purchased and any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at its address shown below the undersigned’s signature(s). In the event that both “Special Payment Instructions” and “Special Delivery Instructions” are completed, please issue the check for the purchase price of any Shares purchased and return any Shares not tendered or not purchased in the name(s) of, and mail said check and any certificates to, the person(s) so indicated. The undersigned recognizes that the Purchaser has no obligation, pursuant to the “Special Payment Instructions,” to transfer any Shares from the name of the registered holder(s) thereof if the Purchaser does not accept for payment any of the Shares so tendered.

SPECIAL PAYMENT INSTRUCTIONS

(See Instructions 1, 6, 7 and 8)

To be completed ONLY if the check for the purchase price of Shares purchased (less any applicable withholding tax) or certificates for Shares not tendered or not purchased are to be issued in the name of someone other than the undersigned or if Shares tendered by book-entry transfer which are not purchased are to be returned by credit to an account maintained at a Book-Entry Transfer Facility other than that designated above.

Issue	☐	Check	☐	Certificate(s) to:

Name:
(Please Print)

Address:

(Zip Code)

Taxpayer Identification Number)

☐	Credit Shares tendered by book-entry transfer to the account number at the Book-Entry Transfer Facility set forth below:

4

SPECIAL DELIVERY INSTRUCTIONS

(See Instructions 1, 6, 7 and 8)

To be completed ONLY if the check for the purchase price of Shares purchased (less any applicable withholding tax) or certificates for Shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned’s signature(s).

Mail ☐	Check ☐	Certificate(s) to:

Name:
(Please Print)

Address:

(Zip Code)

Taxpayer Identification Number)

5

SIGN HERE

(Please complete Substitute Form W-9 below)

Signature of Shareholder

Dated: , 2008

Name(s)
(Please Print)

Capacity (full title)

Address
(Zip Code)

Area Code and Telephone Number

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

Guarantee of Signature(s)

(If required, see Instructions 1 and 5)

(For use by Eligible Institutions only;

place medallion guarantee in space below)

Name of Firm

Address

(Zip Code)

Authorized Signature

Name
(Please Print)

Area Code and Telephone Number
Dated , 2008

6

SUBSTITUTE	Part I Taxpayer Identification No. — For All Accounts	Part II For Payees Exempt From Backup Withholding, see enclosed Guidelines.
Form W-9 Department of the Treasury Internal Revenue Service Payor’s Request for Taxpayer Identification No.

Enter your taxpayer identification number in the appropriate box. For most individuals and sole proprietors, this is your social security number. For other entities, it is your employer identification number. If awaiting a TIN, write “Applied For” in the space at the right and complete the Certificate of Awaiting Taxpayer Identification Number below. If you do not have a number, see “How to Obtain a TIN” in the enclosed Guidelines. Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine what number to enter.

Social Security Number OR Employee Identification Number

Check appropriate box: ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other (specify) ☐ Exempt from Backup Withholding

Part III Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number or I am waiting for a number to be issued to me;

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item (2) does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.

SIGNATURE DATE , 2008

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED

FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), 28% of all payments made to me pursuant to this Offer to Purchase shall be retained until I provide a Tax Identification Number to the Payor and that, if I do not provide my Taxpayer Identification Number within sixty (60) days, such retained amounts shall be remitted to the IRS as backup withholding.

SIGNATURE	DATE	, 2008

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

7

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended) (each an “Eligible Institution”). Signatures on this Letter of Transmittal need not be guaranteed (i) if this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled “Special Payment Instructions” on this Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instruction 5.

2. Delivery of Letter of Transmittal and Shares. This Letter of Transmittal is to be used either if certificates are to be forwarded herewith or, unless an Agent’s Message is utilized, if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or a manually signed facsimile thereof) or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the front page of this Letter of Transmittal on or prior to the Expiration Date.

Stockholders whose certificates for Shares are not immediately available or stockholders who cannot deliver their certificates and all other required documents to the Depositary or who cannot comply with the procedures for book-entry transfer on or prior to the Expiration Date may tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Under the guaranteed delivery procedure:

(i)	such tender must be made by or through an Eligible Institution;

(ii)

a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser with the Offer to Purchase must be received by the Depositary on or prior to the Expiration Date; and

(iii)

the certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal with any required signature guarantee (or a manually signed facsimile thereof) or, in the case of a book-entry delivery, an Agent’s Message and any other documents required by this Letter of Transmittal, must be received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

The method of delivery of Shares, this Letter of Transmittal and all other required documents, including through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure timely delivery.

8

No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. By executing this Letter of Transmittal (or a manually signed facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule attached hereto.

4. Partial Tenders (not applicable to stockholders who tender by book-entry transfer). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares which are to be tendered in the box entitled “Number of Shares Tendered.” In such case, if Shares are purchased, a new certificate for the remainder of the Shares represented by the old certificate will be issued and sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the appropriate box on this Letter of Transmittal, as promptly as practicable following the expiration of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

5. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration or any change whatsoever.

If any of the Shares tendered hereby is held of record by two or more persons, all such persons must sign this Letter of Transmittal.

If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made, or Shares not tendered or not accepted for payment are to be returned, in the name of any person other than the registered holder(s). Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution.

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution.

If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Purchaser of the authority of such person so to act must be submitted.

6. Stock Transfer Taxes. Except as otherwise provided in this Instruction 6, the Purchaser will pay any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not accepted for payment are to be returned in the name of, any person other than the registered holder(s), or if a transfer tax is imposed for any reason other than the sale or transfer of Shares to the Purchaser pursuant to the Offer, then the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted herewith.

9

7. Special Payment and Delivery Instructions. If the check for the purchase price of any Shares purchased is to be issued, or any Shares not tendered or not purchased are to be returned, in the name of a person other than the person(s) signing this Letter of Transmittal or if the check or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer may request that Shares not purchased be credited to such account at the Book-Entry Transfer Facility as such stockholder may designate under “Special Payment Instructions.” If no such instructions are given, any such Shares not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated above.

8. Substitute Form W-9. Under the U.S. federal income tax laws, unless certain certification requirements are met, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made to certain stockholders pursuant to the Offer. In order to avoid such backup withholding, each tendering shareholder, and, if applicable, each other payee, must provide the Depositary with such stockholder’s or payee’s correct taxpayer identification number and certify that such stockholder or payee is not subject to such backup withholding by completing the Substitute Form W-9 set forth above. In general, if a stockholder or payee is an individual, the taxpayer identification number is the social security number of such individual. If the stockholder or payee does not provide the Depositary with its correct taxpayer identification number, the stockholder or payee may be subject to a $50 penalty imposed by the Internal Revenue Service. Certain stockholders or payees (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order to satisfy the Depositary that a foreign individual qualifies as an exempt recipient, such stockholder or payee must submit to the Depositary the appropriate properly completed Internal Revenue Service form (generally Form W-8BEN, which the Depositary will provide upon request), signed under penalties of perjury, attesting to that individual’s exempt status. Such form can be obtained from the Depositary or the Internal Revenue Service (www.irs.gov/formspubs/index.html). For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the Substitute Form W-9 if Shares are held in more than one name), consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Failure to complete the Substitute Form W-9 will not, by itself, cause Shares to be deemed invalidly tendered but may require the Depositary to withhold 28% of the amount of any payments made pursuant to the Offer. Backup withholding is not an additional tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the Internal Revenue Service. Failure to complete and return the Substitute Form W-9 may result in backup withholding of 28% of any payments made to you pursuant to the Offer. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

9. Mutilated, Lost, Stolen or Destroyed Certificates. If the certificate(s) representing Shares to be tendered have been mutilated, lost, stolen or destroyed, stockholders should (i) complete this Letter of Transmittal and (ii) contact the Company’s transfer agent, Computershare Investor Services, immediately by calling (781) 575-3400. The stockholder will then be instructed as to the steps that must be taken in order to replace the certificate. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, mutilated, destroyed or stolen certificates have been followed.

10. Questions or Requests for Assistance or Additional Copies. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained (at Purchaser’s expense) from the Information Agent at its address or telephone number set forth below.

10

11. Waiver of Conditions. The Purchaser reserves the right to waive (in its reasonable discretion in whole or in part at any time or from time to time before the Expiration Date) any of the specified conditions of the Offer in the case of any Shares tendered.

IMPORTANT: This Letter of Transmittal (or a manually signed facsimile thereof) together with any signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and any other required documents, must be received by the Depositary on or prior to the Expiration Date and either certificates for tendered Shares must be received by the Depositary or Shares must be delivered pursuant to the procedures for book-entry transfer, in each case on or prior to the Expiration Date, or the tendering stockholder must comply with the procedures for guaranteed delivery.

The Information Agent for the Offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Stockholders Call Toll Free: (888) 750-5834 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

11

Exhibit (a)(1)(iii)

NOTICE OF GUARANTEED DELIVERY

to Tender Shares of Common Stock

of

Packeteer, Inc.

Pursuant to the Offer to Purchase

dated March 20, 2008

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

This form, or a substantially equivalent form, must be used to accept the Offer (as defined below) if the certificates for shares of common stock, par value $0.001 per share, of Packeteer, Inc. and any other documents required by the Letter of Transmittal cannot be delivered to the Depositary on or prior to 11:59 P.M., New York City time, on Wednesday, April 16, 2008 (or if the Offer is extended to a later date, such later date). Such form may be delivered by hand, facsimile transmission or mail to the Depositary. See Section 3 of the Offer to Purchase.

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand Delivery:	By Overnight Courier:
Wells Fargo Bank, N.A. 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing	Wells Fargo Bank, N.A. 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing	Wells Fargo Bank, N.A. 625 Marquette Ave., 11th Floor, MAC N9311-110 Minneapolis, MN 55402 Attn: M&A Processing

By Facsimile Transmission:

(For Eligible Institutions Only)

(612) 667-9825

To Confirm Facsimile Transmissions:

(866) 631-0175

(For Confirmation Only)

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase) under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal. Do not send share certificates with this notice. Share certificates should be sent with your Letter of Transmittal.

Ladies and Gentlemen:

The undersigned hereby tenders to Elliott QoS LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2008 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), receipt of which is hereby acknowledged, shares of common stock, par value $0.001 per share (the “Shares”), of Packeteer, Inc., a Delaware corporation, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Certificate Numbers (if available):	SIGN HERE

Signature(s)

(Name(s)) (Please Print)

(Addresses)

If delivery will be by book-entry transfer:

Name of Tendering Institution

(Zip Code)

Account Number
(Area Code and Telephone Number)

2

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended), guarantees (i) that the above named person(s) “own(s)” the Shares tendered hereby within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, (ii) that such tender of Shares complies with Rule 14e-4 and (iii) to deliver to the Depositary the Shares tendered hereby, together with a properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof) and certificates for the Shares to be tendered or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry delivery, and any other required documents, all within three NASDAQ trading days of the date hereof.

(Name of Firm)

(Address)

(Zip Code)

(Authorized Signature)

(Name and Title)

(Area Code and Telephone Number)

Dated: , 2008

DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE. CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

3

Exhibit (a)(1)(iv)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Packeteer, Inc.

at

$5.50 Net Per Share

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 16, 2008, UNLESS THE OFFER IS EXTENDED.

March 20, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Elliott QoS LLC, a Delaware limited liability company (the “Purchaser”) and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Packeteer, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and to forward to your clients are copies of the following documents:

1.	Offer to Purchase dated March 20, 2008.

2.

Letter of Transmittal, including a Substitute Form W-9, for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.

Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Wells Fargo Bank, N.A. (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration date of the Offer.

4.

A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to U.S. federal income tax backup withholding.

6.	Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 16, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer, as it may be extended, a number of Shares, which, together with the shares then owned by Elliott Associates and its affiliated funds and subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (taking into account, without limitation, all Shares issuable upon the conversion or exercise of any options, warrants, convertible securities or rights, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), (ii) the Company not having adopted, or if adopted having rendered inapplicable to the Offer and the proposed second-step merger, a stockholder rights plan or other similar mechanism that would have the effect of substantially impairing the Purchaser’s ability to acquire the Company or otherwise substantially diminish the expected economic value to the Company of acquiring the Shares, in each case as determined in the Purchaser’s reasonable discretion, and (iii) the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the merger of the Company and the Purchaser (or one of its affiliates) as described in the Offer to Purchase. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than Innisfree M&A Incorporated (the “Information Agent”) and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained, at Purchaser’s expense, from the Information Agent at its address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,
ELLIOTT QOS LLC

By: /s/ Elliot Greenberg
Name: Elliot Greenberg, Title: Vice President

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON, THE AGENT OF ELLIOTT ASSOCIATES, THE PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

2

Exhibit (a)(1)(v)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Packeteer, Inc.

at

$5.50 Net Per Share

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 16, 2008, UNLESS THE OFFER IS EXTENDED.

March 20, 2008

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated March 20, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Elliott QoS LLC, a Delaware limited liability company (the “Purchaser”) and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), to purchase, upon the terms and subject to the conditions set forth in the Offer, for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Packeteer, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.50 per Share, net to you in cash, without interest and less applicable withholding taxes.

We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

Your attention is directed to the following:

1.	The price paid in the Offer is $5.50 per Share, net to you in cash, without interest and less applicable withholding taxes.

2.	The Offer is being made for all outstanding Shares.

3.	The Offer and withdrawal rights expire at 11:59 P.M., New York City time, on Wednesday, April 16, 2008, unless the Offer is extended by the Purchaser (as extended, the “Expiration Date”).

4.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer, as it may be extended, a number of Shares, which, together with the shares then owned by Elliott Associates and its affiliated funds and subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (taking into account, without limitation, all Shares issuable upon the conversion or exercise of any options, warrants, convertible securities or rights, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), (ii) the Company not having adopted, or if adopted having rendered inapplicable to the Offer and the proposed second-step merger, a stockholder rights plan or other similar mechanism that would have the effect of substantially impairing the Purchaser’s ability to acquire the Company or otherwise substantially diminish the expected economic value to the Company of acquiring the Shares, in each case as determined in the Purchaser’s reasonable discretion, and (iii) the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the merger of the Company and the Purchaser (or one of its affiliates) as described in the Offer to Purchase. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in the Offer to Purchase.

5.

Any stock transfer taxes applicable to the sale of Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise set forth in Instruction 6 of the Letter of Transmittal. However, U.S. federal income tax may be withheld at the applicable backup withholding of 28%, unless the required taxpayer identification information is provided and certain certification requirements are met, or unless an exemption is established. See Instruction 8 of the Letter of Transmittal.

If you wish to have us tender any or all of your Shares, please complete, sign, detach and return to us the instruction form below. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the Expiration Date.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by Wells Fargo Bank, N.A. (the “Depositary”) of (i) certificates representing the Shares tendered or timely confirmation of the book-entry transfer of such shares into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when certificates for such Shares, or confirmation of book-entry transfer of such Shares to the Depositary’s account at the Book-Entry Transfer Facility, are actually received by the Depositary.

2

Exhibit (a)(1)(vi)

Instructions Form with Respect to

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Packeteer, Inc.

at

$5.50 Net Per Share

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated March 20, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal, in connection with the offer by Elliott QoS LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership, to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Packeteer, Inc., a Delaware corporation, at a purchase price of $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

This will instruct you to tender the number of Shares indicated below (or if no number is indicated below, all Shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal furnished to the undersigned.

Number of Shares to be Tendered:	SIGN HERE

Shares*
Signature(s)

Dated , 2008
Name(s)

Address(es)

(Zip Code)

Area Code and Telephone Number

Taxpayer Identification or Social Security No.

*	Unless otherwise indicated, it will be assumed that all Shares held for the undersigned’s account are to be tendered.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payor — Social Security numbers have nine digits separated by two hyphens: i.e. , 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. , 00-0000000. The table below will help determine the number to give the payor.

For this type of account:	Give the SOCIAL SECURITY number of—

1. An individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or single-owner LLC	The owner(3)

For this type of account:	Give the EMPLOYER IDENTIFICATION number of—

6. Sole proprietorship or single-owner LLC	The owner(3)
7. A valid trust, estate or pension trust	The legal entity(4)
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s SSN.
(3)

You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

2

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5 (Application for a Social Security Number Card) or Form SS-4 (Application for Employer Identification Number) from your local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees and Payments Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

1.	An organization exempt from tax under section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), or an individual retirement plan.

2.	The United States or any agency or instrumentality thereof.

3.	A state, the District of Columbia, a possession of the United States or any subdivision or instrumentality thereof.

4.	A foreign government, a political subdivision of a foreign government or any agency or instrumentality thereof.

5.	An international organization or any agency or instrumentality thereof.

Other payees that may be exempt from backup withholding include:

6.	A corporation.

7.	A foreign central bank of issue.

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

9.	A futures commission merchant registered with the Commodity Futures Trading Commission.

10.	A real estate investment trust.

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.	A common trust fund operated by a bank under section 584(a) of the Code.

13.	A financial institution.

14.	A middleman known in the investment community as a nominee or custodian.

15.	A trust exempt from tax under section 664 or described in section 4947 of the Code.

The chart below shows two of the types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

IF the payment is for...	THEN the payment is exempt for...
Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13; also, a person who regularly acts as a broker and who is registered under the Investment Advisers Act of 1940

Exempt payees should file the Substitute Form W-9 to avoid possible erroneous backup withholding. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM IN PART II, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYOR. Foreign payees who are not subject to backup withholding should complete the appropriate IRS Form W-8 and return it to the payor.

3

Privacy Act Notice

Section 6109 of the Code requires most recipients of dividend, interest or other payments to give their correct taxpayer identification numbers to payors who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. It may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. It may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, and to federal law enforcement and intelligence agencies to combat terrorism.

Payees must provide payors with their taxpayer identification numbers whether or not they are required to file tax returns. Payors must generally withhold 28% of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payor. Certain penalties may also apply.

Penalties

(1)

Penalty for Failure to Furnish Taxpayer Identification Number — If you fail to furnish your correct taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)

Civil Penalty for False Information With Respect to Withholding — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	Criminal Penalty for Falsifying Information — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

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Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 20, 2008 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Packeteer, Inc.

at

$5.50 Net per Share

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

Elliott QoS LLC (the “Purchaser”), a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Packeteer, Inc., a Delaware corporation (the “Company”), at $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 16, 2008, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company’s Board of Directors and to seek to have the Company consummate the proposed merger of the Company and the Purchaser (or one of the Purchaser’s affiliates) pursuant to which all outstanding Shares not owned by Elliott Associates or its affiliated funds or subsidiaries (including the Purchaser) would be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer, as it may be extended, a number of Shares, which, together with the shares then owned by Elliott Associates and its affiliated funds and subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (taking into account, without limitation, all Shares issuable upon the conversion or exercise of any options, warrants, convertible securities or rights, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), (ii) the Company not having adopted, or if adopted having rendered inapplicable to the Offer and the proposed second-step merger, a stockholder rights plan or other similar mechanism that would have the effect of substantially impairing the Purchaser’s ability to acquire the Company or otherwise substantially diminish the expected economic value to the Company of acquiring the Shares, in each case as determined in the Purchaser’s reasonable discretion , and (iii) the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the merger of the Company and the Purchaser (or one of its affiliates)

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as described in the Offer to Purchase. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in the Offer to Purchase. If any condition to the Offer is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth below, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date (as defined in the Offer to Purchase) and not withdrawn, or (iv) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of the unsatisfied conditions to the Offer.

The Purchaser reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open by giving oral or written notice of the extension to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of the extension.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived but not all of the Shares have been tendered, the Purchaser may, subject to certain conditions, give stockholders a further opportunity to tender at the same price in one or more subsequent offering periods. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. In order to tender shares in the Offer, certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents must be timely received by the Depositary.

Stockholders can withdraw some or all of the Shares that they previously tendered in the Offer at any time prior to the expiration of the offer. Shares may also be withdrawn after May 18, 2008 unless theretofore accepted for payment as provided in the Offer to Purchase. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

In general, the sale of shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All stockholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

A request is being made to the Company for its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related documents will be mailed to record holders of Shares and to brokers, banks, and similar persons whose name appears or whose nominee appears on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

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The Offer to Purchase and the related Letter of Transmittal contain important information, which should be carefully read before any decision is made with respect to the Offer.

Requests for copies of the Offer to Purchase and Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense.

The Information Agent for the Offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Stockholders Call Toll Free: (888) 750-5834 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

March 20, 2008

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Exhibit (a)(5)(i)

For More Information Contact:

Scott Tagliarino

(212) 974-6000

(917) 922-2364 (cell)

ELLIOTT COMMENCES TENDER OFFER FOR PACKETEER

FOR $5.50 PER SHARE IN CASH

NEW YORK (March 20, 2008) – Elliott Associates, L.P., a private investment partnership involved in diversified trading programs, today announced that it has commenced a cash tender offer for all outstanding shares of common stock of Packeteer, Inc. (NASDAQ: PKTR) in furtherance of Elliott’s previously announced proposal to acquire Packeteer. The complete terms, conditions and other details of Elliott’s offer will be filed later today with the U.S. Securities and Exchange Commission.

Under the terms of the tender offer, Elliott is offering, through a wholly-owned subsidiary, to acquire Packeteer for $5.50 per share in cash, or an aggregate of approximately $190 million. This offer represents a 42% premium to Packeteer’s close of $3.86 on March 4, 2008 (the last trading day before Elliott submitted its proposal in writing to Packeteer) and, given that over half of Packeteer’s market capitalization is reflected in its net cash position, is a 95% premium to Packeteer’s enterprise value as of such date (market value less cash). This is also a 19% premium to the trailing 30-day closing price as of such date (34% on an enterprise value basis).

The offer and withdrawal rights are scheduled to expire at 11:59 p.m., New York City time on Wednesday, April 16, 2008, unless the offer is extended.

The offer will be conditioned upon, among other things, a majority of Packeteer’s shares of common stock on a fully diluted basis being tendered and not withdrawn, Packeteer’s Board not adopting (or, if adopted, having rendered inapplicable) a shareholder rights plan or similar mechanism, waiver of certain statutory provisions by Packeteer and other customary conditions. The Packeteer proposal is a fully financed, all-cash transaction, and Elliott anticipates no significant regulatory hurdles to completion.

The complete terms and conditions will be set out in the Offer to Purchase, which will be filed with the U.S. Securities and Exchange Commission today, March 20, 2008. Packeteer stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer, at (888) 750-5834 (toll-free from the U.S. and Canada) or (412) 232-3651 (from outside the U.S. and Canada).

Paul, Weiss, Rifkind, Wharton & Garrison LLP, is acting as legal counsel.

-more-

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $10 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

All trademarks used or mentioned in this release are protected by law.

Innisfree M&A Incorporated (Information Agent for the offer)

Phone: Stockholders call (888) 750-5834 (toll-free from the U.S. and Canada) or (412) 232-3651 (from outside the U.S. and Canada). Banks and brokers call collect at (212) 750-5833.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. ALL STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT CLEARLY HISTORICAL IN NATURE OR THAT NECESSARILY DEPEND ON FUTURE EVENTS ARE FORWARD-LOOKING, AND THE WORDS “ANTICIPATE,” “BELIEVE,” “EXPECT,” “ESTIMATE,” “PLAN,” AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF ELLIOTT AND ITS AFFILIATES AND CURRENTLY AVAILABLE INFORMATION. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE. ELLIOTT DOES NOT ASSUME ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER FOR PACKETEER’S COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ELLIOTT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON MARCH 20, 2008. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ELLIOTT WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, INNISFREE M&A INCORPORATED (888) 750-5834 (TOLL-FREE FROM THE U.S. AND CANADA) OR (412) 232-3651 (FROM OUTSIDE THE U.S. AND CANADA).

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Created by 10KWizard        www.10KWizard.comSource: PACKETEER INC, SC TO-T, March 20, 2008